Via Facsimile and U.S. Mail
Mail Stop 4720

May 21, 2010

Mr. David W. Gryska
SVP & CFO
Celgene Corporation
86 Morris Avenue
Summit, NJ 07901

Re: Celgene Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Definitive Proxy Statement on Schedule 14A
File No. 0-16132

Dear Mr. Gryska:

We have reviewed your April 30, 2010 response to our March 29, 2010 comment letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or interim filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2009

Patents and Proprietary Technology, page 8

1. Please expand your proposed disclosure to include FOCALIN, FOCALIN XR, RITALIN and ISTODAX. With regard to each product state the number of patents that are owned, the number licensed and identify the parties from whom they are licensed."

Significant Alliances, page 14

2. We note your response that you will include additional disclosure regarding your agreement with Novartis in your Quarterly Report on Form 10-Q for the period

ended March 31, 2010. Please also confirm that you will include the same disclosure in your Description of Business section in your next filed Form 10-K.

Definitive Proxy Statement on Schedule 14A

The Nominating Committee, page 12

3. Please include the disclosure required by Item 407(c)(2)(vi) of Regulation S-K regarding whether, and if so how, the Nominating Committee considers diversity in identifying nominees for director.

Management Incentive Plan, page 27

4. We note that Mr. Brouwer's and Dr. Burton's cash bonus compensation was based 100% and 20%, respectively, on individual performance. Please identify these individual performance goals."

Long-Term Incentive Plan, page 29

5. We note that you include a lengthy discussion on pages 30-32 regarding the methodology you used to determine the monetary value of options and RSUs awarded under the LTIP. Please revise your disclosure to state how under the LTIP these monetary amounts are translated into the actual number of RSUs and options awarded.

* * * * * * * * * * * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

Please contact Michael Rosenthall, Staff Attorney, at (202) 551-3674 or myself at (202) 551-3715 if you have questions regarding the processing of your response as well as any questions regarding comments and related matters.

Sincerely,

Jeffrey P. Riedler
Assistant Director